UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, November 2022

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

On November 18, 2022, E-Home Household Service Holdings Limited (“E-Home” or the “Company”) (Nasdaq: EJH) entered into a securities purchase agreement with certain investors (collectively, the “Investors”), pursuant to which each of the Investors agreed to purchase and the Company agreed to issue and sell to the Investors, an aggregation of 3,480,000 ordinary shares of the Company (the “Subscribed Shares”), representing approximately 36.46% of the enlarged share capital of the Company, at the subscription price of US$1.00 per Subscribed Share for the aggregated consideration of US$3,480,000 (the “Offering”).

The Company expects to receive aggregate gross proceeds of US$3,480,000 from this Offering, before deducting offering expenses. The Offering is expected to close on or about November 23, 2022, subject to the satisfaction of customary closing conditions. Proceeds from the Offering will be used for working capital and general corporate purposes.

The Company elects to follow its home country practice that does not require it to seek shareholders’ approval for entering into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares in lieu of the corporate governance practice requirement of Nasdaq Rule 5635(d) with respect to shareholder approval in connection with the Offering.

The foregoing description of the securities purchase agreement and the Subscribed Shares is qualified in its entirety by reference to the full text of the securities purchase agreement, a final form of which is filed herewith as Exhibit 99.1 to this Current Report on Form 6-K. This Form 6-K (including the documents attached as exhibits hereto) is hereby incorporated by reference into the Company’s registration statement on Form F-3 initially filed on September 10, 2021 (Registration Statement No. 333-259464).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2022	E-home Household Service Holdings Limited

	By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

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